09042769

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis (949) 752-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

J. Derek Lewis, President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this

20th day of October, 2009, by
Date / Month / Year

(1) J. Derek Lewis, President,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DORA JOY WESTCOTT
Commission # 1652121
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 2010

Signature Dora J. Westcott
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	11
Report on Internal Control Required by SEC Rule 17a-5	12-13

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

We have audited the statement of financial condition of JDL Securities Corporation as of September 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as, well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
October 28, 2009

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash and cash equivalents:		
Cash (including petty cash of $ 136)		$ 1,183
Deposit - Clearing Agent - allowable		25,000
Total cash and cash equivalents		26,183
Receivables:		
Mutual fund concessions -		
Under 30 days - allowable	$ 4,803	
Over 30 days - non-allowable	4	
Total receivables		4,807
Other assets:		
Prepaid expenses	664	
NASDAQ stock	6,315	
CRD account	591	
Total other assets		7,570
Total assets		$ 38,560

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities		$ 6,000
Commissions payable - Settled trades		4
Commissions payable - Trade not settled		1,131
Total liabilities		7,135
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,100 shares issued and outstanding	$ 50,100	
Accumulated deficit	(18,675)	
Total stockholder's equity		31,425
Total liabilities and stockholder's equity		$ 38,560

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2009

Revenues:	
Commissions and concessions	$ 1,534,510
Interest	2,048
Unrealized loss - marketable securities	(3,450)
Total revenues	1,533,108
Expenses:	
Travel	9,374
Meals and entertainment	10,445
Commissions	643,198
Data processing	18,288
Office supplies and printing	15,782
Postage and courier	8,006
Regulatory fees	6,575
Professional fees	30,882
Rent and leases	58,435
Equipment rent	8,869
Maintenance	23,587
Telephone	11,672
Quote services	3,806
Clearing broker fees	45,372
Salaries, wages and employee benefits	500,309
Payroll taxes	62,049
Insurance	1,366
Fidelity bond	1,972
Taxes and licenses	1,793
Dues and subscription	17,403
Community relations	4,710
Business acquisition	21,499
Other Expense	23,288
Total expenses	1,528,680
Income before income taxes	4,428
Income taxes	-
Net income	$ 4,428

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2009

	Common Stock	Accumulated Deficit	Total
Balance, beginning of year	50,100	(23,103)	26,997
Net income	-	4,428	4,428
Balance, end of year	$ 50,100	(18,675)	31,425

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2009

Cash flows from operating activities:	
Net income	$ 4,428
Adjustments to reconcile net income to net cash used for operating activities:	
Increase in accounts receivable	(4,252)
Decrease in other assets	4,197
Decrease in accounts payable and accrued expenses	(4,390)
Decrease in commissions and concessions payable	(40,355)
Net cash flows used for operating activities	(40,372)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	(40,372)
Cash, beginning of year	66,555
Cash, end of year	$ 26,183

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Firm is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment advisor registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $ 5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (K) (2) (ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value

The Organization complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Organization at the measurement date.

Level 2 - Valuations based on inputs based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 - Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Organization to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) INVESTMENTS - NASDAQ STOCK

Investments are recorded at fair value, which is measured by market value (level 1 in the hierarchy established by current standards). As of September 30, 2009, investments consist of 300 shares of NASDAQ stock with a fair value of $6,315 and a cost of $3,300.

(3) INCOME TAXES

The Firm files consolidated income tax returns with its parent and is allocated a portion of the total consolidated income tax liability. No tax provision has been recorded for the subsidiary at September 30, 2009. The Federal and California tax allocable to the broker/dealer for the current year is not material and will be paid by the parent corporation. The minimum California tax was paid by the parent and has not been provided for on the broker/dealer as it also is not material.

The Firm accounts for its income taxes per current accounting standards, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions - Clearing agent	$	76,545
Concessions - Direct/Mutual Funds		75,363
Concessions - Trails/Mutual Funds		174,436
Concessions - 529 Plan		8,875
Section 12B(1) fees		571,423
Other Income - fees and commissions from parent		627,868
	$	1,534,510

Included as part of "Commissions - Clearing agent" are commissions from the following:

Listed/OTC	$	16,716
Mutual Funds	$	7,718
Third Market Transactions	$	39,880
Municipal Bonds	$	2,555
Other	$	9,676

(5) RENTAL OF OFFICE SPACE

The Firm has entered into a month-to-month agreement with its parent, J. Derek Lewis & Associates, whereby the Firm will pay rent in an amount equal to lease costs incurred by the parent for office space. Total rental expense amounted to $58,435 for the fiscal year ended September 30, 2009.

(6) RETIREMENT PLAN

The Firm sponsors a Simplified Employee Pension Plan which is available to all employees who have reached the minimum age requirement of twenty-one and have provided service for at least one year. Under the plan, employees may elect to defer up to fifteen percent of their compensation. The Firm at its discretion may elect to participate up to twenty five percent of compensation with a maximum of $40,000 per individual. Under the plan, vesting is immediate. During the year, the Firm suspended temporarily any contributions to the plan.

(7) OPERATING LEASES

The Firm leases certain office equipment under operating leases expiring in various years thru 2012.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year are as follows:

Year ending September 30,	
2010	6,476
2011	5,879
2012	4,409
Total	$ 16,764

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year end through the date that the financial statements were available for issuance which was October 28, 2009. No transactions or events were found that were material enough to require recognition in the financial statements.

(9) NET CAPITAL

The Firm is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2009, the net capital was $29,083 which exceeded the required minimum capital by $24,083, and the aggregate indebtedness to net capital ratio was .25 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2009

Total equity from statement of financial condition		$ 31,425
Less non-allowable assets:		
Petty cash	(136)	
Mutual fund concessions over 30 days	(4)	
CRD deposit	(591)	
Prepaid expenses	(664)	
		(1,395)
Net capital before haircut		30,030
Haircut - NASDAQ securities @ 15% of $6,315		(947)
Net capital		29,083

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 29,083
Excess net capital	$ 24,083

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 7,135
Ratio of aggregate indebtedness to net capital	.25 to1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2009

Not Applicable - The Firm is exempt pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2009

Not Applicable - The Firm is exempt pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich, Baron Goodyear, LLP

Long Beach, California
October 28, 2009

JDL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2009

(With Independent Auditors' Report Thereon)

JDL SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

TRANSITIONAL ASSESSMENT RECONCILIATION

PERIOD OF APRIL 1 THROUGH SEPTEMBER 30, 2009

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Board of Directors
JDL Securities Corporation
Newport Beach, CA 92660

Dear Sirs:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period ended September 30, 2009, which were agreed to by JDL Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating JDL Securities Corporation's compliance with Rule 17a-5(e)(4). JDL Securities Corporation's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement record entries, noting no exceptions;

2. Compared amounts reported on the audited Form X-17A-5 for the period ended September 30, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period ended September 30, 2009, noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
October 28, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043494 FINRA SEP
JDL SECURITIES CORP
1001 DOVE ST STE 180
NEWPORT BEACH CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Linda Parker 949-752-5206

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1211.43

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.00)
01/23/2009
Date Paid

C. Assessment balance due 1061.43

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ 1061.43

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1061.43

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of Oct, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Oct 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 791,045
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	n/a
(2) Net loss from principal transactions in securities in trading accounts.	n/a
(3) Net loss from principal transactions in commodities in trading accounts.	n/a
(4) Interest and dividend expense deducted in determining item 2a.	n/a
(5) Net loss from management of or participation in the underwriting or distribution of securities.	n/a
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	n/a
(7) Net loss from securities in investment accounts.	n/a
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	285,642
(2) Revenues from commodity transactions.	n/a
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	19,807
(4) Reimbursements for postage in connection with proxy solicitation.	n/a
(5) Net gain from securities in investment accounts.	441
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	n/a
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	582
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	n/a
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	
Total deductions	306,472
2d. SIPC Net Operating Revenues	$ 424,573
2e. General Assessment @ .0025	$ 1211.43

(to page 1 but not less than $150 minimum)